WHITEMARSH CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2018

WHITEMARSH CAPITAL ADVISORS LLC

DECEMBER 31, 2018

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitemarsh Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Whitemarsh Court
(No. and Street)

Marlton	New Jersey	08053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO LLP
(Name – *if individual, state last, first, middle name*)

C-7/ 227 Sector 7, Rohini	New Delhi	110085	India
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Granville A. Ungerleider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitemarsh Capital Advisors LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public



REGINALD BARRETT JR
Notary Public
State of New Jersey
My Commission Expires May 30, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohin
New Delhi-11008
+91 11 4559668
Web : www.ajsh.i
E-mail : info@ajsh.i

Report of the Independent Registered Public Accounting Firm

To the Members of
Whitemarsh Capital Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition and related notes of Whitemarsh Capital Advisors LLC (the "Company") as of December 31, 2018. In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.





Ajsh & Co.

AJSH & Co LLP

AJSH & CO LLP * New Delhi * Chartered Accountants

We have served as the Company's Auditor since 2015.

New Delhi, India
February 25, 2019

WHITEMARSH CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2018

ASSETS

Cash	$	31,030
Prepaid expenses		5,266
Total assets		36,296

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable		10,831
Accrued expenses		3,475
Total liabilities		14,306
Member's Equity		
Member's Capital		30,049
Current earnings		(8,059)
Total member's equity		21,990
Total liabilities and members' equity	$	36,296

The accompanying notes are an integral part of these financial statements

Whitemarsh Capital Advisors LLC
Notes to Financial Statements

For the Year Ended December 31, 2018

1. Organization and nature of business

Whitemarsh Capital Advisors LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a successor of Stephen L. Schechter & Co. Inc. and organized in the State of New Jersey on November 2, 2007. The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company concentrates on private placements of securities and advisory services. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Revenue Recognition Continued

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees; M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services, rebates from exchanges/ECN and ATS; 12b-1 fees, Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or form '40 Act companies and networking fees form '40 Act companies.

C.   Changes in Accounting Policy

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over timer for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, the Company maintains no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2018, the Company reported cash, accounts receivable, prepaid expenses and accounts payable, and accrued liabilities at carrying values that approximate fair values because of the short maturity.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses as at December 31, 2018 includes $1,303 paid in advance to FINRA as annual renewal membership fee for 2019, $63 relating to insurance premium paid for January 2019 and $3,900 for consulting fees paid in advance.

4. Accrued Expenses and Commissions Payable

Accrued expenses as at December 31, 2018 consists of audit fees of $3,250 and state tax fees of $225, payable to The State of New Jersey. In addition, at December 31, 2018, the Company owed commissions payable of $10,831 to its majority member.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $16,724 which was $11,724 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .86 to 1.

6. Income tax

For Income tax purposes, the Company has elected to be taxed as partnership. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services of $500 per month. The term is based on month by month.

Whitemarsh Capital Advisors LLC
Notes to Financial Statements
(Continued)

9. Related Party Transactions

During the twelve months ended December 31, 2018, the Company has paid a commission of $25,000 to its majority member and amount of $10,831 is payable as on December 31, 2018. In addition to this, a capital contribution of $1,434 has been made by the member during the year by paying e-mail retention fee on behalf of the Company.

10.   Subsequent events

Management has evaluated subsequent events through February 23, 2019, the date the financial statements were available to be issued and no further information is required to be disclosed.

11. Recent Accounting Pronouncements

ASU 2018-14 – Fair Value Measurement

In August 2018, the FASB issued ASU 2018-14, regarding ASC Topic 820 "Fair Value Measurement". Effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Company will evaluate the impact of this standard on its financial statements.

There were no other new accounting pronouncements relevant for the year ended December 31, 2018 that we believe would have a material impact on our financial position or results of operations.